

June 23, 2014

Via E-mail
Carlos Paya, M.D., Ph.D.
President and Chief Executive Officer
Immune Design Corp.
1616 Eastlake Ave. E., Suite 310
Seattle, WA 98102

>   **Re: Immune Design Corp.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Confidentially Submitted June 3, 2014**
>   **CIK No. 0001437786**

Dear Dr. Paya:

We have reviewed your amended draft registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Use of Proceeds, page 38

1. We note your response to our prior comment 9 and revised disclosure on page 38. Your response states that you anticipate that proceeds of the offering will fully fund the planned Phase 2 clinical trials of CMB305 and the additional Phase 1 clinical trial of G100 in a second indication. Please revise disclosure on page 38 to clearly indicate that you anticipate the proceeds will fully fund these trials through completion.

Therapeutics Application Outside Oncology, page 75

2. We note your response to our prior comment 6 and revised disclosure on page 75 in which you continue to refer to "a streamlined regulatory pathway." Please delete this

reference, as orphan drug designation does not provide a streamlined regulatory pathway. Alternately, to the extent you refer to another possible FDA designation such as fast-track status, you should separately explain such designation and disclose the basis of your belief that G100 may qualify for the designation. You should also provide similar clarifying disclosure where you reference the streamlined pathway on page 68.

Infectious Diseases and Allergy Immunotherapy Programs, page 78

3. We note your response prior comment 19. Based on the amount you are eligible to receive in milestones payments and the fact that the program is at the Phase 2 stage of clinical trials, the license agreement with MedicaGo appears to be material. Accordingly, please file the license agreement as an exhibit and describe all of the material terms of the agreement in your section describing collaboration agreements on page 82. In addition, please clarify Mitsubishi Tanabe Pharma's role in the pandemic flu vaccine program and, as applicable, disclose any related agreements between Mitsubishi and the company. Finally, please advise us why the chart on this page no longer indicates that MedicaGo is a partner.

4. Please be advised that you should not include any programs in the chart on page 78 that are immaterial to your business. In this regard, we note that you include four programs, two of which are for preclinical, undisclosed product candidates. With respect to the undisclosed vaccines, if they are material programs, you should disclose them in the chart and on page 82 where you discuss the MedImmune Agreement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Seo Salimi, Esq.
        Hogan Lovells US LLP